Exhibit 2.4

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

TELECOM ITALIA MEDIA S.P.A.

SPECIAL MEETING OF SAVINGS SHAREHOLDERS ON
27 APRIL 2015

Explanatory reports of shareholder Sandro Sinigaglia

on item 3 e 4 of the agenda has been supplemented on

12 April 2015

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Report by Sandro Sinigaglia on point 1 of the Agenda for the requested special Shareholders' Meeting.

Given the risk that the period of time within which the right of withdrawal may be exercised will expire shortly, it appeared opportune to ask for a special Shareholders' Meeting to be held on a date immediately after 30 April.

To be able to do this, the request must be made at least 30 days in advance, when unfortunately the Company has not made available the draft financial statements and proposed allocation of the result for the year, in this case an inauspicious loss.

It follows that there is likely to be a need for me to update this report in early April, after having consulted the corporate documents regarding ordinary shareholders' meetings.

The comments I now make are in any event the fruit of careful logical and legal deduction, obviously within the limits of the data available to date.

The Shareholders' Meeting to approve the financial statements has been called in ordinary session, and therefore the intention of the Directors and majority Shareholder to carry out a writedown of capital to cover the losses may be excluded. But the loss (over 5.3 million) is not like dust (which can always be hidden under the carpet or dispersed in the wind) and must therefore be properly allocated in the accounts. In this case it will be "carried forward", i.e. it will be loaded onto the financial statements of the next year. If the share capital consisted of ordinary shares only, there would be no problem in approving this kind of behaviour.

But in our case, however, there are also our savings shares, which have revenue and equity privileges set out in the Company Bylaws.

It is in fact our right to suffer losses only after a similar sacrifice has been made by the ordinary shareholders, and if their capital has not been sufficient to restore the deficit. This is set out in article 6, subsection 12 of the Bylaws: “ A reduction of the share capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares.”

What happened in May last year is the concrete proof, as solid and substantial as bricks and mortar, of how founded my affirmation is.

Just as in 2014, the orthodox way of debiting the loss to the ordinary shareholders is to writedown‐group (do you not recall the fact that 14 ordinary shares became just one upon completion of the procedure?) and a consequence of this is that the number of ordinary shares that make up the share capital is then reduced.

If we compare the company to a cake, cutting it into fewer slices makes each slice bigger.

Since in this instance the loss, ascertained at 31 December 2014, only partially erodes the ordinary capital, our savings shares should be wholly safeguarded, and indeed our share of ownership of the whole company, albeit impoverished by the aforementioned loss, should be destined to increase, although not to the same extent as in May last year.

An observer may well wonder why I am raising this issue, since in the end the bill will have to be paid next year by the incorporating company, Telecom Italia S.p.A..

Although this is not a stupid objection, it is without foundation, since the 2014 financial statements were used to determine the exchange ratios, and if in the financial statements the ordinary shares were found to be the same as those existing before the losses were covered the result of the division (value of the company: number of shares issued) generates a single datum that is lower than it should be with the consequence that the savings shares are also involved in the compensation of the losses, and such an event is statutorily prohibited, obviously for so long as the size of the loss does not exceed a certain threshold, but fortunately, in the case in question, this level has not been reached.

The fact that respect for the rights of the savings shares, which are few in number, would have led to a somewhat limited expense for the ordinary shareholders (and first and foremost Telecom Italia S.p.A.), of the order of approximately 2%, is a source of some bitterness, but Money is indeed Mammon.

As stated earlier, the carrying forward of the loss, in place of the writedown of some of the ordinary capital that should have happened, generates a manifest economic prejudice to the holders of the savings shares, represented by a more unfavourable exchange ratio. The savings shares should receive a valuation that is even higher than that of the current ordinary shares, which are subject to writedown‐grouping that, as stated, does not apply to the savings shares. This injures rights of a contractual origin and, as such, requires (according to the general rules that govern changes to contracts) the consent of the entitled parties, namely us, the savings shareholders, through the body empowered to speak on our behalf, the special Shareholders' Meeting.

So the Special Shareholders's Meeting must therefore express itself in the way that the majority deems more appropriate to the circumstances.

29 March 2015

Sandro Sinigaglia

Preliminary report by Sandro Sinigaglia on point 2 of the Agenda for the special Shareholders' Meeting

Given the risk that the period of time within which the right of withdrawal may be exercised will expire shortly, it appeared opportune to ask for a special Shareholders' Meeting to be held on a date immediately after 30 April.

To be able to do this, the request must be made at least 30 days in advance, when unfortunately the Company has not made available the full merger project.

It follows that there is likely to be a need for me to update this report in early April, after having consulted the related corporate documents.

The comments I now make are in any event the fruit of careful logical and legal deduction, obviously within the limits of the data available to date

Please note that:

On two separate occasions, the Directors of Telecom Italia Media have denied that the merger, as proposed, damages the rights attributed to the savings shares in the Bylaws:
"The merger will not be subject to approval by special meetings of savings shareholders of the two companies insofar as the rights granted by the respective Bylaws to these shareholder categories are not adversely affected by the Transaction" (press release dated 19 February 2015).

"Since the initiative does not adversely affect the rights of the savings shareholders, it is confirmed that the merger is not subject to the approval of the respective special shareholders meetings" (press release of 19 March 2015).

However, many factual elements are adequate to contradict the incontrovertible statements cited above:

A)	The Bylaws of both companies participating in the merger regulate the typical prerogatives of the savings shares, in terms of both revenue and equity.
The savings shareholders of Telecom Italia see their benefits being anchored to a book value of
0.55 euros.

The savings shareholders of Telecom Italia Media see their benefits being anchored to a book value of 0.30 euros.

Since the exchange ratio set out is 0.47, multiplying the aforementioned 0.55 by this figure generates a result of 0.2585, which even a schoolchild in year one would recognise as less than the aforementioned 0.30.

If, for example, I currently own 10,000 Telecom Italia Media savings shares, I hold revenue and equity privileges worth 3.000 euros, but after the merger the 4,700 TI savings shares I have received in exchange are worth only 2,850 euros.

And this disadvantage will remain throughout the life of the company, year after year. More evident than that....

B)	And now regarding the differing dividend entitlement of the TI Media savings shares and the TI savings shares.

The merger project envisages that the TI savings shares allocated in exchange have a dividend entitlement date of 1.1.2015, while the TI Media shares exchanged at the act of merger will instead have a dividend entitlement date of 1.1.2013, due to their feature of accumulating the dividends not previously paid due to the absence of profits. Article 6, subsection 9 of the Bylaws is clear in this regard:

“When the dividend paid on savings shares in a financial year is less than that established by subsection 7, the difference shall be added to the preferred dividend in the next two financial years.”

So acting in this way, two years' worth of dividend are stripped from the TI Media savings shares.
If this is not an adverse effect, then what is it?

C)
For the TI Media ordinary shares the exchange ratio envisaged is 0.66 ordinary shares, and for the TI Media savings shares an exchange ratio of 0.47 savings shares of the incorporating company, Telecom Italia S.p.A.

So the exchanges are homogeneous for each type: ordinary shares for ordinary shares, and savings shares for savings shares, and there is no apparent reason for the two different exchange ratios proposed, because the TI Media savings shares are in no way inferior to the Telecom Italia savings shares.

The relevance of the stock exchange data is denied (did they generate an unsatisfactory exchange ratio?), and cannot be "fished out" to undervalue the TI Media savings shares, since in fact the equity and revenue content typical of the TI Media savings shares are in no way inferior to those of the corresponding ordinary shares. An unjustified and discriminatory "pruning" of almost 30%!

D)
Since according to article 6, subsection 12 of the Bylaws "A reduction of the share capital due to losses shall not have effect on the savings shares, except for the amount of the loss that is not covered by the fraction of capital represented by the other shares" it is clearly evident that the savings shares cannot be lumbered with the operating losses, where they exceed the availability of the ordinary capital. And this includes when being valued for the purposes of the merger.

In the 2014 financial statements, the declared loss totals 5.3 million euros, against ordinary capital of 15,098,000 euros, and the corresponding part of this should be written off to cope with the aforementioned deficit.

If, with a choice that can be broadly condemned, the Shareholders' Meeting called to approve the financial statements did not do so, the topic can in no way be disregarded when making the estimates, and to achieve equity/congruence, the estimator must move through the construction of a pro‐forma balance sheet that contains and represents the two components of the capital (ordinary and savings) separately, and incorporates the necessary act of grouping/writing down the ordinary capital, with the consequent reduction in the number of ordinary shares that remain.

Only by using the new numerical data is it possible to make a less incorrect attribution of value to the single shares of the two categories.

Reasoning in terms of the intrinsic value that can be correctly attributed, the current savings share may be valued at 50% more than the ordinary share (before grouping/writedown), obviously adopting the equity and rights criteria that, in this case, have clearly been ignored. And this makes the exchange of 0.47 offered to us even more blatantly iniquitous.

E)
The ordinary capital, in general, performs a function to protect the savings capital. It follows that the higher the ratio of ordinary to savings shares, the more the savings shareholders are protected. In our case, the merger weakens us, because the percentage of savings capital compared to ordinary capital of the incorporating company Telecom is considerably higher than our current percentage, with a consequent decrease in the ratio of ordinary shares to savings shares. I will resort to a banal but fitting example: if I have 10 policemen to protect a single person I can do the job well, but if I have 1000 policemen and I have to protect 500 people, then the people I am protecting are running serious risks.

It is perfectly true that the TI ordinary capital is very much greater than ours, but the number of TI savings shares is almost infinite compared to the number of our savings shares.

On behalf of the whole category, the special Shareholders' Meeting has the power‐duty to approve or reject the resolution made by the Extraordinary Meeting of the Shareholders of Telecom Italia Media on 30 April 2015, and I express my hope that, in the interest of everyone, it will decide serenely and with knowledge of the facts.

29 March 2015

Sandro Sinigaglia